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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REPAP ENTERPRISES INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

76026M309
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut
06836-2571; Tel. (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 13, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 8 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Silverton International Fund Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Partners L.L.C.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            53,191,273

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            53,191,273

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            53,191,273

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%

14      TYPE OF REPORTING PERSON*
            OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Advisers Limited (USA)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S. Donald Sussman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            211,785,001

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            211,785,001

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            211,785,001

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.6%

14      TYPE OF REPORTING PERSON*
            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert B. Poile

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            211,785,001

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            211,785,001

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            211,785,001

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.6%

14      TYPE OF REPORTING PERSON*
            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 4. Purpose of the Transaction

        (a) The purpose of the acquisition of the Shares by the Reporting Persons is for investment. The Reporting Person may make further purchases of Shares or other securities of the Company from time to time and may dispose of any or all Shares or other securities of the Company held by them at any time.

        (b)  On August 11 and August 12, 1997, the
Reporting Persons had informal discussions with George Petty, the Chairman and Chief Executive Officer of the Company and with other members of the Board of Directors (the "Board") regarding the proposals by the Reporting Persons to make certain changes in the Board and senior management. On August 13, 1997, at a Board meeting, the following changes were effected at the request of the Reporting Persons: (i) Mr. Petty resigned as an officer and director of the Company; (ii) Steve Larson, formerly the Company's President and Chief Operating Officer of the Company, was named the Company's President and Chief Executive Officer; (iii) William J. Anderson, Vice President and a director of Silverton, was named as Chairman and director of the Company; (iv) Robert Poile, a Reporting Person and David McAusland, a Montreal attorney, were elected directors of the Company; (v) James N. Bowersock, Howard Hart, Virginia H. Petty, Hans Singer, Ronald
H. Sumner, William I.M. Turner, Jr. and Jude T. Wanniski resigned as directors at the Company and (vi) Mr. Sumner also resigned as the Company's Chief Financial Officer.

        (c) The Reporting Persons do not currently have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (b) through
(j) of Item 4 of Schedule 13D, but may at any time in the future revise, review or reconsider their position with respect to such matters.

                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  August 18, 1997

        SILVERTON INTERNATIONAL FUND LIMITED


        By: /s/ William J. Anderson
                  William J. Anderson, Vice President


        PALOMA PARTNERS L.L.C.

        By:      Paloma Partners Company L.L.C.
                 Managing Member

                 By:  Sundown Corp., Managing Member



                 By: /s/ S. Donald Sussman
                            S. Donald Sussman, President



        PALOMA ADVISERS LIMITED (USA)


        By: /s/ S. Donald Sussman
                   S. Donald Sussman, President


         /s/ S. Donald Sussman
                  S. Donald Sussman


         /s/ Robert B. Poile
                   Robert B. Poile